Exhibit 10.8

TRADEMARK LICENSE AGREEMENT

This TRADEMARK LICENSE AGREEMENT ("*Agreement*") is dated as of   , 2002 (the *"Effective Date"*) between TRW INC., an Ohio corporation ("*Licensor*"), and TRW AUTOMOTIVE INC., a corporation organized under the laws of Delaware and a wholly-owned subsidiary of Licensor ("*Licensee*"). Licensor and Licensee are sometimes referred to herein individually as,   *"Party"* and collectively as, the *"Parties.*"

RECITALS

WHEREAS, Licensor and Licensee have entered into that certain Master Distribution Agreement of even date herewith (the "Distribution Agreement"), which provides, among other things, for the separation of the TRW Automotive Business from Licensor;

WHEREAS, pursuant to Section 5.1(a) of the Distribution Agreement, Licensor has agreed to license certain intellectual property to Licensee in the form of the Licensed Marks (as defined herein) for use in connection with Automotive Products, Automotive Services and, on certain terms and conditions, New Products and Services (each defined herein);

WHEREAS, substantial goodwill associated with the Licensed Marks has been, and continues to be, derived both from the conduct of Licensor's business and Licensee's business; and

WHEREAS, Licensee desires to obtain the right and license to use the Licensed Marks in connection with the Automotive Products, Automotive Services and, on certain terms and conditions, New Products and Services, all on the terms and conditions of this Agreement.

NOW, THEREFORE, for one dollar in hand and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

I.   DEFINITIONS

1.1 *Definitions*. All terms used but not defined herein, shall have the meaning set forth in the Distribution Agreement (as defined above). For purposes of this Agreement, the following capitalized terms shall have the following meanings:

"Affiliate" An *"Affiliate"* of, or a Person *"Affiliated"* with, any specified Person means a Person that, directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such specified Person. For purposes of this Agreement, *"Control"* shall mean either the possession, directly, or indirectly through one or more intermediaries, of the power to direct or cause the direction of the management and/or policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

"*Automotive Products*" means steering, suspension, braking, engine, occupant safety, electronic and electro-mechanical components, modules and systems, engineered fastening and other components and systems for passenger cars, light trucks, commercial vehicles and other land-based motor vehicles, including inflatable restraint, seat belt and steering wheel components and systems; braking components, systems and related products; steering and suspension systems and components; chassis components, modules and integrated vehicle control systems; vehicle dynamic control systems and electronics; access, security and safety electronics systems; display and heating, ventilating and air conditioning electronics; engineered and plastic fasteners and precision plastic moldings and assemblies; engine components and systems; commercial steering systems and components.

"*Automotive Services*" means services, including but not limited to design services, logistics services, assembly services, warranty administration services, technical support services and diagnostic services, reasonably related or incidental to the development, manufacture, sale or distribution of Automotive Products.

"*Licensed Products*" means (i) Automotive Products and (ii) New Product and Services that are products (if and when approved by Licensor pursuant to Section 2.4 hereof), that are, in each case, designed, manufactured, promoted, distributed, or sold by or on behalf of Licensee or its sublicensees under the Licensed Marks in accordance with this Agreement.

"*Licensed Services*" means (i) Automotive Services and (ii) New Products and Services that are services (if and when approved by Licensor pursuant to Section 2.4 hereof), that are, in each case, provided, promoted, or sold by or on behalf of Licensee or its sublicensees under the Licensed Marks in accordance this Agreement.

"*Licensed Marks*" means certain intellectual property in the form of the TRW Mark and TRW Logo. All current registrations of the Licensed Marks are set forth on Schedule I hereto.

"*New Products and Services*" means products and/or services that have qualified for inclusion as part of the Licensed Products or Licensed Services pursuant to Section 2.4 hereof.

"*Person*" means any natural person, corporation, partnership, limited liability company, trust, joint venture, or other legal entity or organization including a government, political subdivision, or agency or instrumentally thereof.

"*Pre-Existing Rights*" means the rights of any Person, other than Licensee and its sublicensees, to use the Licensed Marks, or to design, manufacture, promote, distribute and/or sell Licensed Products or Licensed Services under the Licensed Marks, which conflict with the rights granted to Licensee under this Agreement, in each case pursuant to agreements that are in effect as of the Effective Date. All agreements containing Pre-Existing Rights as of the date hereof are set forth on *Exhibit C*.

"*Term*" means the duration of this Agreement, as defined under Section 4.1 hereof.

"TRW Logo" means the logo in the form set forth on *Exhibit B* hereto, and all variations approved by Licensor pursuant to Section 2.2 of this Agreement.

"TRW Mark" means the term "TRW", whether alone or in combination with other words, phrases, slogans, or graphics, including the variations thereon set forth on Exhibit B hereto, and all variations approved by Licensor pursuant to Section 2.2 of this Agreement.

II.   USE OF TRADEMARKS

2.1 *Grant of Licenses*.

(a) Subject to the terms and conditions of this Agreement, effective from and after the Distribution Declaration Date, Licensor hereby grants to Licensee the perpetual, irrevocable, royalty-free right and license to use the Licensed Marks as trademarks in connection with the design, manufacture (including the right to have manufactured), promotion, distribution, sale and resale throughout the world of Automotive Products, in connection with the provision, promotion sale and resale throughout the world of the Automotive Services, and, if and when, New Products and Services are approved pursuant to Section 2.4, the design, manufacture, distribution, provision, promotion, sale and resale of New Products and Services. Subject to Pre-Existing Rights, the foregoing grant includes the right for Licensee to promote, distribute, and sell Licensed Products and Licensed Services over the Internet, or any similar or successor communications medium, or via any website.

(b) Notwithstanding the foregoing, the scope of the rights and licenses granted hereunder (including any exclusivity) shall be limited by, and subject to, the Pre-Existing Rights listed on Exhibit C hereto, in each case unless and until such Pre-Existing Rights terminate. All trademark rights and licenses not expressly granted under this Agreement are reserved by Licensor.

(c) Licensee agrees that it will not use the Licensed Marks as trademarks in connection with the design, manufacture, provision, promotion, distribution, or sale of any products or services other than Automotive Products, Automotive Services, or if and when approved New Products and Services.

(d) Licensor further consents irrevocably to Licensee's use of any Licensed Mark as part of the corporate name "TRW Automotive Inc." Any variations to a Licensed Mark for use as part of Licensee's corporate name are subject to Licensor's approval such approval not to be withheld unreasonably.

(e) Licensee shall not use any of the Licensed Marks in any manner that may give the impression that the Licensed Marks are the property of the Licensee (unless such is the case. Licensee shall be permitted to indicate on its letterhead, business cards, invoices, and other similar business documents, and on packaging and promotional materials for the Licensed Products or Licensed Services, that Licensee is the "maker of," or "distributor of" the Licensed Products or Licensed Services, or the licensee for the Licensed Marks, or words of like import.

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2.2 *Form of Licensed Marks; Variations*. Licensee shall use the Licensed Marks only in block print format, the format(s) set forth on *Exhibit B*, or the format(s) approved by Licensor, as follows: If Licensee desires to adopt a variation of the Licensed Mark, then Licensee shall submit its proposed variation to Licensor for its written approval, which approval shall not be unreasonably withheld. The parties acknowledge that any variation in the Licensed Marks shall be owned by Licensor and shall, if and when approved by Licensor, be considered covered by the terms of this Agreement that apply to the Licensed Marks. In no event shall Licensee conjoin any of Licensee's own trademarks, service marks, corporate or fictional names, or Internet domain names with any Licensed Mark without Licensor's written consent, such consent no to be withheld unreasonably. At all times, Licensee shall use Licensed Marks properly as trademarks, i.e., as an adjective and not as a noun or a verb. The use of the Licensed Marks must be considered with the requirements and/or guidelines established in the style guide currently in use by the Licensor and provided to Licensee. Any changes to such style guide are subject to Licensee's written consent, such consent no to be withheld unreasonably.

2.3 *Quality Control Standards*.

(a) Licensee acknowledges that the Licensed Marks have established valuable goodwill and are well-regarded by consumers as representing Automotive Products and Automotive Services of the highest caliber, and that it is of great importance to Licensor that this valuable goodwill and reputation be maintained. Licensee shall not use the Licensed Marks or conduct the TRW Automotive Business in any manner that may detract from the reputation and goodwill associated with the Licensor or the Licensed Marks. Material changes to the manner in which Licensee uses the Licensed Marks are to be disclosed to Licensor in advance, and Licensee will consider any reasonable concerns raised by Licensor with respect to such changes.

(b) All Automotive Products and Automotive Services covered by the grant of license hereunder shall conform to standards of quality at least comparable to those generally prevailing at the Effective Date with respect to similar Automotive Products and Automotive Services sold under the Licensed Marks by or on behalf of Licensor. All New Products and Services covered by the grant of license hereunder shall conform to standards of quality at least comparable to those generally applied by manufacturers or providers of similar products.

(c) Licensee shall comply with all laws, rules, and regulations applicable to its manufacture, provision, promotion, distribution, and sale of the Licensed Products and the Licensed Services, and its use of the Licensed Marks.

2.4 *New Products and Services*.

(a) From time to time, Licensee may add specific products and services as Licensed Products or Licensed Services, to the extent that (i) any such products and services are related to and/or constitute a reasonable extension of the TRW Automotive Business, or (ii) Licensee can document a *bona fide* intent to design, manufacture, pro-

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vide, promote, or distribute such product or service under the Licensed Marks within a year of such proposal. In order to be eligible to become a Licensed Product or Licensed Service, such product or service must be, consistent with the image and reputation of the Licensed Marks and not competing with any product or service which is then being designed, manufactured, provided, promoted, distributed or sold by Licensor, its Affiliates or their respective licensees or which Licensor can demonstrate it or its Affiliates or their respective licensees are contemplating designing, manufacturing, providing, promoting distributing or selling with the next year. The quality of such New Products and Services must be as specified in Section 2.3(b). Licensee shall notify Licensor of a product or service that it believes qualifies as a New Product or Service for purposes of this Agreement, and such product or service shall become a New Product or Service and be covered by the grant of licenses, and other applicable provisions of this Agreement that apply to Licensed Products (to the extent that such New Product or Service is a product), or to Automotive Services (to the extent that such New Product or Service is a service) unless Licensor objects in writing within thirty (30) days of Licensee's notification. If Licensor objects, the issue shall be resolved pursuant to the Dispute resolution procedures set forth in Article 7 hereto. Notwithstanding the foregoing, if a New Product or Service that has been approved for inclusion as a Licensed Product or Licensed Service under this Agreement has not been the subject of development, design, manufacturing, distribution, or sales efforts by the second anniversary of such approval, it shall no longer be deemed covered by this Agreement.

(b) *Legends and Notices*. Licensee shall use, in connection with the Licensed Marks, such legends, markings, and notices as Licensor may reasonably specify in writing from time to time, to indicate registration or trademark status.

2.5 *Ownership and Registration of Licensed Marks*.

(a) Licensee acknowledges that Licensor owns all rights in the Licensed Marks and the goodwill associated therewith. All use of the Licensed Marks by Licensee, whether authorized or unauthorized, pursuant to this Agreement, and the goodwill generated thereby, shall inure to the benefit of Licensor for trademark purposes. Licensee acknowledges that nothing herein gives Licensee any right, title or interest in the Licensed Marks, apart from the license granted hereunder and, in no event shall Licensee's use of the License Marks be deemed to vest any right, title, or interest to the Licensed Marks in Licensee. To the extent Licensee accrues any right, title, or interest in and to the Licensed Marks, other than the license granted hereunder, Licensee hereby assigns to Licensor all right, title and interest in and to the Licensed Marks and all goodwill associated therewith.

(b) Licensee acknowledges that the Licensed Marks are valid and enforceable and any registration thereon is duly and validly issued. Licensee agrees that it shall not, directly or indirectly: (i) use any Licensed Mark in any way that may impair its validity as a trademark; (ii) challenge, or take any other action that may impair, Licensor's rights in any Licensed Mark or impair its validity or enforceability as a trademark; (iii) apply for the registration of the Licensed Marks, or any name or mark which is confusingly similar to the Licensed Marks; or (iv) use or promote, any name or mark that is confusingly similar to the Licensed Marks.

(c) As between the parties, Licensor has the sole right to apply for registrations of the Licensed marks as trademarks, service marks, and any other proprietary pro-

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tection for the Licensed Marks, provided however that Licensee shall have the right to apply for Internet Domain names which include the word "TRW", subject to the approval of Licensor, such approval not to be unreasonably withheld. Licensor shall have the exclusive right to use the "www.TRW.com" Internet domain name; provided however that if Licensor ever decides to cease the active use of that Internet domain name in connection with the promotion of itself and its business, it will sell all rights to *"www.TRW.com"* to Licensee for One Dollar ($1). Moreover, Licensor hereby grants Licensee the right to use all content reasonably related to the TRW Automotive Business, and such other content as mutually agreed by the parties, posted on "www.TRW.com" on or before the date of this Agreement on Licensee's own websites except to the extent such use would violate third party rights in existence prior to the date of this Agreement. Moreover, Licensor agrees to post a prominent notice on the home page of "www.TRW.com" during the first six (6) months following the Effective Date indicating that Licensee is now an independent company and providing contact information for Licensee. Licensee shall cooperate with Licensor in connection with obtaining and maintaining the registrations of the Licensed Marks and Internet Domain names incorporating the Licensed Marks, and will supply Licensor with samples of Licensed Products and Licensed Services bearing the Licensed Mark and associated materials as may reasonably be requested by Licensor in connection therewith. In addition, Licensee shall execute all documents, including registered user agreements and cancellations thereof, which Licensor may reasonably request in order to establish or to maintain Licensor's ownership of or rights in and to the Licensed Marks and Internet Domain names incorporating the Licensed Marks. Licensee appoints Licensor as its attorney-in-fact to sign such documents in Licensee's name in the event Licensee fails or refuses to do so.

(d) Licensor shall maintain and apply for renewal of registration of the Licensed Marks in connection with the Automotive Products, Automotive Services and New Products and Services that are covered by this Agreement for a period of three (3) years following the Effective Date unless Licensee consents in writing not to maintain or renew such Licensed Marks. The Parties shall share equally all fees, costs, and expenses, including reasonable attorneys' fees, incurred by Licensor in connection with maintaining and renewing such registrations.

(e) For a period of three (3) years following the Effective Date, each of Licensor and Licensee may designate up to twenty-five (25) additional registrations to be added to the list of existing Licensed Marks that are covered by this Agreement, which Licensor shall apply for with the applicable governmental agency. The Parties shall share equally all fees, costs, and expenses, including reasonable attorneys' fees, incurred by Licensor in connection with such registrations.

(f) Upon the expiration of the three (3) year period following the Effective Date, either Party may propose that additional registrations be added to the list of existing Licensed Marks that are covered by this Agreement. To the extent that Licensor wishes to add an additional registration and Licensee is not interested in such registration and/or does not wish to share equally all fees, costs, and expenses, including reasonable attorneys' fees, incurred by Licensor in connection with any such registration, Licensor shall be free to file such registration and such registration shall not be considered a Licensed Mark. To the extent that Licensee wishes to add an additional registration and Licensor

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is not interested in such registration and/or does not wish to share equally all fees, costs, and expenses, including reasonable attorneys' fees, incurred by Licensee in connection with any such registration, Licensee shall be free to file such registration in its name and at its own expense and Licensor shall cooperate with Licensee in connection with obtaining and maintaining such registration, but Licensor shall have no rights with respect to such registration.

(g) Upon the expiration of the three (3) year period following the Effective Date, either Party may decline to share the fees, costs and expenses incurred by the other Party in connection with maintaining and renewing Licensed Marks registrations. To the extent it is Licensee that declines to share the fees, costs and expenses incurred by Licensor, than said registration shall be removed from the list of Licensed Marks. To the extent it is Licensor that declines to pursue such registrations, then Licensor shall assign all rights in any such registration to Licensee without cost or charge. For this purpose, simultaneously with the execution of this Agreement, the parties will enter into an assignment agreement in the form attached as Exhibit D hereto, which will be held in escrow by Skadden, Arps, Slate, Meagher & Flom LLP.

(h) If Licensor ceases to use any or all of the Licensed Marks in its business, it will assign all of its interests in such unused Licensed Marks to Licensee in exchange for One Dollar ($1) per Licensed Mark. For this purpose, simultaneously with the execution of this Agreement, the parties will enter into an assignment agreement in the form attached as Exhibit D hereto, which will be held in escrow by Skadden, Arps, Slate, Meagher & Flom LLP.

(i) Without limiting the foregoing, if Licensor fails to renew a registration at least fifteen (15) days prior to the expiration date of the existing registration, or fails to pay an annuity or other fee at least fifteen (15) days prior to the due date, Licensee shall have the right to renew the registration or pay the annuity or other fee, and to obtain reimbursement from Licensor. If Licensor fails to reimburse within ten (10) days of demand by Licensee, then Licensor shall transfer all rights to the registration(s) in question to Licensee. For this purpose, simultaneously with the execution of this Agreement, the parties will enter into an assignment agreement in the form attached as Exhibit D hereto, which will be held in escrow by Skadden, Arps, Slate, Meagher & Flom LLP.

2.6 *Infringement Claims*.

(a) Licensor and the Licensee shall cooperate to police diligently the Licensed Marks. The Licensee shall promptly notify Licensor in writing of any unauthorized use, infringement, misappropriation, dilution, act of unfair competition or other violation with respect to the Licensed Marks in connection with the Licensed Products (an " *Infringement*") of which it becomes aware or suspects. As between the parties, Licensor shall have the sole initial right to take, and to determine whether or not to take, any action(s) it deems appropriate with respect to any Infringement at Licensor's own cost. Licensee shall fully cooperate with Licensor in connection with any such actions, including by joining as a party to, or by providing documents or testimony.

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(b) Licensor shall notify Licensee within sixty (60) days of Licensee's notice pursuant to Section 2.6(a) as to whether Licensor will initiate action against the alleged infringement, and Licensor shall state its reason if it declines to initiate such action. Unless Licensor has a commercially reasonable reason for not bringing an action (which reason cannot be the cost of litigation) which outweighs Licensee's reasons for wishing an action to be brought, or if Licensor fails to provide notice within sixty (60) days, then Licensee may undertake enforcement action with respect to such Infringement with prior written notice to Licensor, at Licensee's own expense. Neither Licensor nor Licensee shall enter into any settlements in respect of Infringements without the other party's prior written consent, unless such settlement is for strictly monetary recovery from the third party and/or injunctive relief running against the third party, and the party (Licensor or Licensee) proposing to enter into the settlement is bearing the entire cost of the action. The parties shall share in any recovery from the third party in proportion to their participation in the cost of the enforcement action, determined by out-of-pocket disbursements.

(c) Licensor shall have the right (but not the obligation) to undertake and to control the defense at its own expense of any and all allegations and claims, whether or in a registry proceeding or court, that Licensee's use of the Licensed Marks infringes, dilutes, misappropriates, or competes unfairly with, any intellectual or industrial property right of any third party, (each, a *"Claim"*). Licensee shall have the right to participate in (but not control) the defense to a Claim, at its own expense. Any settlement of such action shall require the consent of both Licensor and Licensee, which consent shall not be unreasonably withheld, delayed or conditioned.

(d) Nothing in this Agreement shall constitute a representation or warranty by either Licensor or Licensee, whether express or implied, that the Licensed Marks are registrable, are valid and enforceable in any part of the world, or that use of the Licensed Marks does not infringe upon the intellectual or industrial property rights of any Person.

III. CONFIDENTIALITY

3.1 The parties agree that all information which is communicated from time to time by them to each other and their respective Affiliates, agents, attorneys, accountants, and employees in connection with this Agreement (whether oral, electronic or written of any kind or nature), or which is confidential and proprietary to the person disclosing the same shall be deemed secret and confidential ("*Confidential Information*"). The parties agree that the Confidential Information received by them from the other will be maintained in confidence and that the same will not be disclosed to or used by any person, firm, or undertaking except their own agents and employees, subcontractors or distributors hereunder who need to know and/or use such Confidential Information for the purposes of this Agreement. Any such person given access to Confidential Information shall be subject to confidentiality provisions by agreement with Licensor or Licensee no less restrictive than those set forth herein. If either party is required by law to disclose any Confidential Information it has received, it will take reasonable efforts to minimize the extent of any required disclosure and to obtain an undertaking from the recipient to maintain the confidentiality thereof. Either party must promptly inform the other party of any information it believes comes within the circumstances in the immediately preceding sentence. Each party will cooperate with the other party, at the other party's expense, in seeking to maintain the confidentiality of such Confidential Information. Each party's obligations under this Section 3 shall terminate, with respect to any particular information, five (5) years after the date of disclosure of such information, provided, however,

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that each party's obligations under this Section 3 with respect to any technical information that the providing party protects as a trade secret shall be kept confidential for five (5) years or such longer period as such information has not become publicly and readily available in the marketplace to third parties without being subject to confidentiality protections.

3.2 All Confidential Information communicated under this Agreement in writing shall be marked by the disclosing party with a conspicuous legend, marking or stamp as Confidential Information of the party disclosing it. Confidential Information communicated in non-written format shall be identified by the disclosing party as confidential at the time of such communication and promptly thereafter reduced to writing and marked as Confidential Information by the party disclosing it.

3.3 Nothing in this Section 3 shall require the recipient party to hold in confidence or otherwise protect from unauthorized use of disclosure any information that: (i) is known to the recipient at the time of receipt; or (ii) is or becomes publicly available through no wrongful act of the recipient; or (iii) is rightfully received by the recipient from a third party without restriction and without breach of any agreement; or (iv) is independently developed by the recipient without breach of this Agreement; or (v) is furnished by the disclosing party to a third party without restriction; or (vi) is not marked or labeled as being Confidential Information of the disclosing party.

IV.   TERM; TERMINATION

4.1 *Term.* Unless earlier terminated as provided in this Agreement, this Agreement shall remain in effect indefinitely.

4.2 *Material Breach*. Either party may terminate this Agreement, effective upon written notice, in the event the other party commits a material breach of this Agreement and such breach is not cured within the applicable cure period specified in this Agreement upon written notice thereof. If no cure period is specified, then the cure period shall be (30) days after written notice from the non-breaching party to the alleged breaching party. Termination of this Agreement shall be in addition to any remedies that the parties may have under this Agreement or as a matter of law or equity.

4.3 Upon the transfer of all of the Licensed Marks to Licensee pursuant to subsections 2.5(g), (h), or (i) hereto, this Agreement shall be terminated.

4.4 *Effect of Termination*.

(a) Upon the termination of this Agreement, the rights and obligations of the Parties shall terminate, except that the provisions of Section III and VII shall survive termination of this Agreement. Following termination of this Agreement, but subject to section 4.4(c) hereto, Licensee shall not use the Licensed Marks or hold itself out as a licensee of Licensor or the Licensed Marks. Notwithstanding the preceding sentence, but again subject to section 4.4(c) hereto, upon termination, Licensee shall have the right to use up all inventories bearing the Licensed Marks, shall have a commercially reasonable amount of time (in the context of the automotive industry) to change any molds, dies and the like that place the Licensed Marks onto product and to continue to sell such products, and shall have the perpetual right to continue to use the word "TRW" in its corporate name and in the name of any subsidiaries and affiliates and in Internet Domain names used in the conduct of its business.

(b) Licensee acknowledges and agrees that, in the event that termination was caused by its material breach of this Agreement and it has failed to cease use of the Licensed Marks upon the termination of this Agreement (subject to its rights set forth in section 4.4(a) hereto, then, in addition to all other remedies to which Licensor may be entitled, Licensor shall be entitled to equitable relief by way of temporary, preliminary, and permanent injunctive relief, in an arbitration proceeding pursuant to Section VII or in any court of competent jurisdiction.

V. DISCLAIMER OF WARRANTIES

5.1 NEITHER PARTY MAKES ANY WARRANTY, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE LICENSED MARKS, INCLUDING ANY IMPLIED WARRANTIES ARISING AS A MATTER OF LAW, FOR EXAMPLE, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT, AND EACH PARTY HEREBY WAIVES ALL SUCH WARRANTIES. NO ORAL OR WRITTEN INFORMATION OR ADVICE GIVEN BY OR ON BEHALF OF EITHER PARTY SHALL CREATE A WARRANTY UNDER THIS AGREEMENT. Nothing herein shall be construed as limiting any representation or warranty made by either Party under the Distribution Agreement or any remedies available with respect to the breach thereof.

5.2 *LIMITATIONS ON DAMAGES*. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER OR ANY OTHER PERSON FOR ANY INDIRECT, INCIDENTAL, SPECIAL, OR CONSEQUENTIAL DAMAGES INCURRED BY ANY PERSON, OR FOR ANY PUNITIVE OR EXEMPLARY DAMAGES CAUSED, IN WHOLE OR IN PART, BY THE USE OF LICENSED MARKS, REGARDLESS OF THE THEORY OF LIABILITY ON WHICH SUCH CLAIMS ARE BASED, AND EVEN IF SUCH PARTY IS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR CLAIMS.

VI. INDEMNIFICATION

6.1 Licensee shall indemnify, defend, and hold Licensor, its Affiliates, and its respective representatives, officers, directors, stockholders, employees, and agents (the *"Licensor Parties"*), harmless from any and all liability, claims, demands, causes of action, judgments, damages, and expenses (including reasonable attorneys' and experts' fees and costs) which the Licensor Parties may incur or become liable for as a result of claims by any Person arising from or in connection with Licensee's, its sublicensees, and their respective agents' design, manufacture, provision, promotion, distribution, and sale of the Licensed Products and Licensed Services, *provided, however,* that Licensee shall not be obligated to defend or hold harmless Licensor in the event that such claims, demands, causes of action, judgments, damages, and expenses arose out of willful misconduct, gross negligence, or bad faith by Licensor.

6.2 Licensor shall indemnify, defend, and hold Licensee, its Affiliates, and its respective representatives, officers, directors, stockholders, employees, and agents (the *"Licensee Parties"*), harmless from any and all liability, claims, demands, causes of action, judgments, damages, and expenses (including reasonable attorneys' and experts' fees and costs) which the Licensee Parties may incur or become liable for as a result of claims by any Person arising from or in connection with Licensor's use of the Licensed Marks, or from the use by any third party to whom Licensor is also licensing the Licensed Trademarks in connection with the provision, promotion, distribution, and sale of any such third party's products and services, *provided, however*, that Licensor shall not be obligated to defend or hold harmless Licensee in the event that such claims, demands, causes of action, judgments, damages, and expenses arose out of willful misconduct, gross negligence, or bad faith by Licensee.

6.3 Promptly after receipt by any Licensor Party or Licensee Party (an *"Indemnified Party"*) of notice of any action, proceeding, claim, or potential claim (any of which is hereinafter individually referred to as a "Claim") which could give rise to a right to indemnification hereunder, the Indemnified Party shall give the indemnifying party written notice describing the Claim in reasonable detail, along with copies of any correspondence, court papers, or other writings setting forth the Claim. The indemnifying party shall have the right, at its option, to take over responsibility for the defense or settlement of the Claim, at its own expense and by counsel of its own selection. The Indemnified Party shall reasonably cooperate with the indemnifying party and its counsel in the defense and/or settlement of any such Claim. If the indemnifying party takes over the defense of the claim, the Indemnified Party shall have the right, at its own expense, to participate in the defense of such Claim. No Indemnified Party shall enter into any settlement with respect to such Claim without the indemnifying party's prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. In the event the indemnifying party declines to take over the defense of the Claim, the Indemnified Party shall have the right to assume the defense of the Claim, and to resolve the Claim as it finds appropriate, in its reasonable opinion, provided, however, that the Indemnified Party shall not enter into any settlement with respect to such Claim without the indemnifying party's prior written consent, which consent shall not be unreasonably withheld, delayed, or conditioned. In the event it is ultimately determined that the Claim in fact is covered by the indemnifications set forth in either Section 6.1 or 6.2 of this Agreement, the Indemnified Party shall be entitled to recover from the indemnifying party in accordance with section 6.1 or 6.2.

VII. DISPUTE RESOLUTION

7.1 *Resolution of Disputes*. All disputes arising out of or relating to this Agreement or the breach, termination or validity thereof or the parties' performance hereunder or thereunder (" *Dispute*") shall be resolved as provided by this Section 7.1.

(a) *Negotiation of Disputes*.

(i) Any Party shall give the other Party written notice of any Dispute. The parties shall attempt to resolve such Dispute promptly by negotiation between executive officers who have authority to settle the Dispute and who are

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at a higher level of management than the persons with direct responsibilities for administration of this Agreement.

(ii) Within 15 days after delivery of the notice, the Party receiving the notice shall submit to the other a written response. The notice and the response shall include: (i) a statement of each Party's position and a summary of arguments supporting that position, and (ii) the name and title of the executive officer who will represent that party and of any other person who will accompany the executive officer during the negotiations. Within 30 days after delivery of the disputing party's notice, the executive officers of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute.

(b) *Arbitration.*

(i) If the Dispute has not been resolved by executive officer negotiation within 45 days of the disputing party's notice requesting negotiation, or if the parties fail to meet within 30 days from delivery of said notice, such Dispute shall on the demand of any party, be finally settled under the Rules of Arbitration of the Center for Public Resources (" *CPR")* then in effect, except as modified herein or as mutually agreed upon by the parties.

(ii) The arbitration shall be held in Cleveland, Ohio. The arbitration proceedings shall be conducted, and the award shall be rendered, in the English language.

(iii) There shall be three arbitrators. CPR shall appoint the arbitrators from its national or regional panels in accordance with its rules, with such input from the parties as is called for under the CPR rules.

(iv) In rendering an award, the arbitral tribunal shall be required to follow the substantive law of the jurisdiction designated by the parties herein. This arbitration agreement and any award rendered thereunder shall be governed by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, 1958, and the Federal Arbitration Act, 9 USC § 1 et seq. The arbitral tribunal is not empowered to award damages in excess of compensatory damages except in the case of fraud, and each party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any dispute except in the case of fraud.

(v) The award shall be final and binding upon the parties and shall be the sole and exclusive remedy between the parties with regard to any claim or counterclaim submitted to the arbitral tribunal. Judgment upon any award may be entered in any court having jurisdiction thereof.

(vi) By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of arbitration proceedings and the enforcement of any

award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a national court, the arbitral tribunal shall have full authority to grant provisional remedies or to order the parties to request that a court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect. The parties hereby unconditionally and irrevocably submit to the non-exclusive jurisdiction of the state or federal courts located in Cleveland, Ohio for the purpose of any preliminary relief in aid of arbitration, or for enforcement of any award, and hereby waive any objection to such jurisdiction including without limitation objections by reason of lack of personal jurisdiction, improper venue, or inconvenient forum.

(vii) Notwithstanding the foregoing, any Dispute regarding the following is not required to be negotiated or arbitrated prior to seeking injunctive relief from a court of competent jurisdiction: breach of any obligation of confidentiality, infringement, misappropriation or misuse of any intellectual property right. The parties acknowledge that their remedies at law for such a breach or threatened breach would be inadequate and, in recognition of this fact, upon such breach or threatened breach, either party, without posting any bond, and in addition to all other remedies which may be available, shall be entitled to immediately seek or obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

VIII. ASSIGNMENT; SUBLICENSING

8.1 This Agreement may not be assigned by any party hereto without the written consent of the other party, provided, however, that each party may assign this Agreement to a purchaser of substantially all of the party’s shares or assets, or to that party's parent, controlled subsidiary or contracted affiliate, provided that such purchaser agrees to be bound by all of the terms and conditions of this Agreement. No assignment shall relieve either Party of any of its rights and obligations hereunder.

8.2 (a) Licensee shall have the right to sublicense the rights granted hereunder to any Affiliate or entity in which Licensee holds an equity interest of five percent (5%) or more for so long as such Affiliate or entity in which Licensee holds such an equity interest remains an Affiliate or entity in which Licensee holds such an equity interest, and Licensee shall have the right to sublicense the rights granted hereunder to any distributor, agent or similar Licensee representative, in each case, on the following conditions: (i) There shall be a written sublicense agreement containing obligations on the sublicensee’s part that are no less stringent than those required of Licensee hereunder, (ii) Licensee shall remain responsible to Licensor for the performance of the sublicensee’s obligations under its sublicense, as if such obligations were Licensee’s obligations hereunder, (iii) Licensee shall, promptly and at Licensee’s sole expense, take all such steps necessary for enforcing the obligations of the sublicensee under such sublicensee, and carry out the reasonable requirements of Licensor to ensure that the relevant provisions of the sublicense agreement are duly performed, (iv) Licensor shall be an

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express third party beneficiary of each such sublicense, (v) the sublicense agreement shall provide for automatic termination in the event that this Agreement is terminated; and (vi) Licensee shall provide notice to Licensor of the identity of each sublicensee, and upon request, provide a copy of the related sublicense (with financial information deleted). Licensee also shall have the right to continue and renew the trademark license to Federal-Mogul Corporation.

(b) Licensee hereby agrees not to grant any further licenses to the Licensed Marks for use in the TRW automotive business or to any person who competes with Licensee in any business.

8.3 Assignments or sublicenses in violation of the foregoing provisions shall be void and shall not confer any rights on the proposed transferee or sublicensee.

IX. MISCELLANEOUS

9.1 *Notices*. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given (i) by personal delivery to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), (ii) by reliable overnight courier service (with confirmation) to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), or (iii) by facsimile transmission (with confirmation) to the appropriate facsimile number set forth below (or at such other facsimile number for the party as shall have been previously specified in writing to the other party) with follow-up copy by reliable overnight courier service the next Business Day:

if to Licensor, to:

TRW Inc.
1900 Richmond Road
Cleveland, OH 44124 USA
Attention: Secretary
Telecopy: 216-291-7070

and

if to Licensee, to:

TRW Automotive Inc.
[Address]
Attention: [   ]
Telecopy: [   ]

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. (New York City time) and such day is a Business Day in the place of receipt. Otherwise, any such notice,

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request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

9.2 *Amendments and Waivers*. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by an authorized officer of each party. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by an authorized officer of the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 *Headings*. The table of contents and the article, section, paragraph and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

9.4 *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

9.5 *Entire Agreement*. This Agreement, and the Distribution Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties, oral and written, with respect to the subject matter hereof.

9.6 *Governing Law*. **THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OHIO, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OR CHOICE OF LAWS OR ANY OTHER LAW THAT WOULD MAKE THE LAWS OF ANY OTHER JURISDICTION OTHER THAN THE STATE OF OHIO APPLICABLE HERETO**.

9.7 *Publicity*. No party shall, without the written consent of the other party, mention the name of the other party in any publicity relating to or arising out of this Agreement, which consent will not be unreasonably withheld.

9.8 *Waiver of Jury Trial*. **EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY**.

9.9 *Fees and Expenses*. Whether or not the transactions contemplated by this Agreement are consummated, each party shall bear its own fees and expenses incurred in connection with the transactions contemplated by this Agreement.

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9.10 *Binding Nature; Third-Party Beneficiaries*. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or Persons any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

9.11 *Severability*. This Agreement shall be deemed severable; the invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of this Agreement or of any other term hereof, which shall remain in full force and effect, for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that such restriction may be enforced to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

9.12 *Specific Performance*. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

9.13 *Construction*. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

9.14 *Interpretation*. Any reference to any federal, state, local or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TRW INC

By:_____
    Name:
    Title:

TRW AUTOMOTIVE INC

By:_____
    Name: